UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Weight Watchers International, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share

(Titles of Class of Securities)

948626 10 6

(CUSIP Number of Class of Securities)

Jeffrey A. Fiarman, Esq. Executive Vice President, General Counsel and Secretary 11 Madison Avenue New York, New York 10010 (212) 589-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Kenneth B. Wallach, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$720,000,000.00	$82,512.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $720,000,000 in aggregate of up to 10,000,000 shares of common stock, no par value, at the minimum tender offer price of $72.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $82,512.00	Filing Party: Weight Watchers International, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: February 23, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on February 23, 2012 (the “Schedule TO”), by Weight Watchers International, Inc., a Virginia corporation (“Weight Watchers” or the “Company”), in connection with the Company’s offer to purchase for cash up to $720,000,000 in value of shares of its common stock, no par value per share (the “Shares”) (or a lower amount if not enough Shares are properly tendered and not properly withdrawn to allow the Company to purchase $720,000,000 in value of Shares) at a price not greater than $83.00 nor less than $72.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 23, 2012 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer.

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, and as more particularly set forth below.

ITEM 1. Summary Term Sheet.

The third sentence of “How will Weight Watchers pay for the Shares?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page ii of the Offer to Purchase is amended and restated as follows:

“We expect to fund the Share purchases in the Offer and from Artal through borrowings of up to $1.5 billion under our newly amended credit facilities. On March 15, 2012, we entered into the Amendment Agreement among us, the lenders party thereto, JPMorgan Chase Bank, N.A. and Credit Suisse Securities (USA) LLC, as syndication agents, J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Bank of Nova Scotia, as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., as an issuer, and The Bank of Nova Scotia, as administrative agent for the lenders and as an issuer, to amend our existing credit facilities to obtain an extension of the maturities of our revolving credit facility and a portion of our term loan facility and obtain term loan commitments for up to an additional $1.45 billion of term loans to fund the Share purchases in the Offer and from Artal.”

ITEM 2. Subject Company Information.

(c) Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is amended and supplemented as follows:

The following is inserted at the end of the paragraph titled “Dividends” in Section 8 (“Price Range of Shares; Dividends”) on page 22 of the Offer to Purchase:

“On March 15, 2012, our Board of Directors declared a dividend for the first quarter of fiscal year 2012 to be paid on April 30, 2012 to shareholders of record at the close of business on April 23, 2012.”

ITEM 4. Terms of the Transaction.

(a)(1)(ii) Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is amended and restated as follows:

“If the Offer is fully subscribed, we will purchase $720,000,000 in value of Shares in the Offer and approximately $780,000,000 in value of Shares from Artal pursuant to the Purchase Agreement, such that the aggregate purchase price for the Shares purchased in the Offer and pursuant to the Purchase Agreement will be approximately $1.5 billion. We expect to fund the Share purchases in the Offer and from Artal through borrowings under the Amended and Restated WWI Credit Agreement (as defined below), which was recently amended to, among other things, include new term loan capacity in an aggregate principal amount of up to $1.45 billion.

Bank Credit Facility and New Financing. On March 15, 2012, we entered into the Amendment Agreement among us, the lenders party thereto, JPMorgan Chase Bank, N.A. and Credit Suisse Securities (USA) LLC, as syndication agents, J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Bank of Nova Scotia, as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., as an issuer, and The Bank of Nova Scotia, as administrative agent for the lenders and as an issuer, relating to the Seventh Amended and Restated Credit Agreement dated as of March 15, 2012, attached as Annex A thereto (the “Amended and Restated WWI Credit Agreement”), to amend our existing credit facilities to obtain an extension of the maturities of our revolving credit facility and a portion of our term loan facility and obtain term loan commitments for up to an additional $1.45 billion of term loans to fund the Share purchases in the Offer and from Artal. Pursuant to the Amended and Restated WWI Credit Agreement, our credit facilities now consist of a term loan facility and a revolving credit facility summarized below (the “Credit Facilities”).

•

New Term E and Term F Loans. The Amended and Restated WWI Credit Agreement provides for new term loans (the “New Term Loans”) consisting of certain tranche E loans (the “Term E Loans”) and certain tranche F loans (the “Term F Loans”) in an aggregate principal amount of $1.45 billion. The proceeds from the New Term Loans are to be used to fund the Share purchases in the Offer and from Artal. The Term E Loans will mature on the date that is five years after the effective date of the Amended and Restated WWI Credit Agreement (the “Closing Date”), and will amortize in equal quarterly installments of 1.25% through and including December 31, 2013, and 2.5% thereafter, of the original principal amount of the Term E Loans (after giving effect to any drawings to fund the purchase of Shares pursuant to the Offer and the Purchase Agreement) with the first amortization payment to occur on July 2, 2012 and with the balance payable on the maturity date of the Term E Loans. The Term F Loans will mature on the date that is seven years after the Closing Date, and will amortize in equal quarterly installments of 0.25% of the original principal amount of the Term F Loans (after giving effect to any drawing to fund the purchase of Shares pursuant to the Offer) with the first amortization payment to occur on July 2, 2012 and with the balance payable on the maturity date of the Term F Loans.

Borrowings under the Term E Loans will bear interest at an annual rate of LIBOR plus 1.75 – 2.25% per annum, or at our option, the alternate base rate (as defined in the Amended and Restated WWI Credit Agreement) plus 0.75 – 1.25% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement. Borrowings under the Term F Loans will bear interest at an annual rate of LIBOR plus 2.75 – 3.00% per annum, or at our option, the alternate base rate (as defined in the Amended and Restated WWI Credit Agreement) plus 1.75 – 2.00% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement.

Certain prepayments, exchanges and re-pricings of Term F Loans will result in a prepayment premium of 101% on such Term F Loans if such transaction takes place within one year of the Closing Date.

•

Existing Term Loans. The existing tranches of term loans under our term loan facility will continue to mature at various dates from January 26, 2013 to June 30, 2016 and will continue to bear interest at various rates equal to LIBOR plus 0.75% – 2.25% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement. As of the Closing Date, and giving effect to the Amended and Restated WWI Credit Agreement, we have approximately $464.0 million in the aggregate outstanding under these existing tranches of term loans.

•

Revolving Facility. The Amended and Restated WWI Credit Agreement provides for a new tranche of revolving commitments consisting of $262.0 million of extended existing revolving commitments maturing on the date that is five years after the Closing Date, and the $70.7 million of our existing tranche of revolving commitments which have not been extended will continue to mature on June 30, 2014. The revolving credit facility may be used for revolving loans and a portion may be used for letters of credit. In addition to paying interest on outstanding principal under the Credit Facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility with respect to the unused commitments at a rate equal to 0.35 – 0.50% per annum. Outstanding revolving loans under the new tranche of revolving commitments will bear interest at a rate equal to LIBOR plus 1.75 – 2.25% per annum, or at our option, the alternate base rate (as defined in the Amended and Restated WWI Credit Agreement) plus 0.75 – 1.25% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement. Outstanding revolving loans under the existing tranche of revolving commitments will bear interest at a rate equal to LIBOR plus 2.125 – 2.50% per annum, or at our option, the alternate base rate (as defined in the Amended and Restated WWI Credit Agreement) plus 1.125 – 1.50% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement.

Our obligations under the Credit Facilities are secured. Our existing and future domestic subsidiaries have guaranteed the borrowings. Loans outstanding under the Credit Facilities (i) must be prepaid with net proceeds of certain permitted asset sales and (ii) may be prepaid at any time in whole or in part without premium or penalty.

Risks Relating to Higher Leverage. We will incur increased indebtedness in connection with the purchase of Shares in the Offer and from Artal and, as a result, will be more leveraged. We expect to generate the cash necessary to pay our expenses and to pay the principal and interest on all of our outstanding debt from our cash flows provided by operating activities and by opportunistically using other means to repay or refinance our obligations as we determine appropriate. Our ability to pay our expenses and meet our debt service obligations depends on our future performance, which may be affected by financial, business, economic, demographic and other factors, such as attitudes toward weight management and pressure from our competitors. If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or raise equity. In such an event, we may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us or at all. Also, our ability to carry out any of these activities on favorable terms, if at all, may be further impacted by any financial or credit crisis which may limit access to the credit markets and increase the cost of capital.

The Credit Facilities contain customary covenants, including affirmative and negative covenants that, in certain circumstances, restrict our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other payments, including investments, sell our assets and enter into consolidations, mergers and transfers of all or substantially all of our assets. The Credit Facilities also require us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet and satisfy those financial ratios and tests can be affected by events beyond our control and we cannot assure you that we will meet or satisfy those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the Credit Facilities. The Credit Facilities also contain customary events of default. If an event of default exists under the Credit Facilities, the lenders could elect to cease making loans and declare all amounts outstanding thereunder to be immediately due and payable. If the lenders under the Credit Facilities accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.”

(b) Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is amended and supplemented as follows:

The following is inserted between the second and third sentence of the second paragraph in Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) on page 30 of the Offer to Purchase:

“Mr. David P. Kirchhoff, our President and Chief Executive Officer and a director of the Company, Mr. Jeffrey A. Fiarman, our Executive Vice President, General Counsel and Secretary, and Ms. Melanie Stubbing, our President, Europe, have advised us that they intend to tender Shares received upon the exercise of options to acquire 80,275 Shares, 16,205 Shares and 11,250 Shares, respectively (the actual amount of Shares such executive officers will tender in the Offer is expected to be the net amount of Shares received upon the exercise of such options on a cashless basis). The Shares underlying such options represent approximately 25% of each of such executive officer’s respective current holdings of Shares (including Shares underlying vested options). Ms. Ann M. Sardini, who will retire as our Chief Financial Officer effective as of March 30, 2012 as further described below in this Section 12, has advised us that she intends to tender up to 55,224 Shares, or up to 100% of her current holdings of Shares (including Shares underlying vested options) in the Offer.”

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(a) and (c) Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is amended and supplemented as follows:

The first sentence of the first bullet point of “Potential Risks and Disadvantages of the Offer” of Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) on page 7 of the Offer to Purchase is amended and restated as follows:

“we expect to incur additional indebtedness of up to $1.5 billion pursuant to borrowings under our newly amended credit facilities (including up to $1.45 billion of new term loans).”

(c)(3) Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is amended and restated as follows:

“If the Offer is fully subscribed, we will purchase $720,000,000 in value of Shares in the Offer and approximately $780,000,000 in value of Shares from Artal pursuant to the Purchase Agreement, such that the aggregate purchase price for the Shares purchased in the Offer and pursuant to the Purchase Agreement will be approximately $1.5 billion. We expect to fund the Share purchases in the Offer and from Artal through borrowings under the Amended and Restated WWI Credit Agreement (as defined below), which was recently amended to, among other things, include new term loan capacity in an aggregate principal amount of up to $1.45 billion.

Bank Credit Facility and New Financing. On March 15, 2012, we entered into the Amendment Agreement among us, the lenders party thereto, JPMorgan Chase Bank, N.A. and Credit Suisse Securities (USA) LLC, as syndication agents, J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Bank of Nova Scotia, as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., as an issuer, and The Bank of Nova Scotia, as administrative agent for the lenders and as an issuer, relating to the Seventh Amended and Restated Credit

Agreement dated as of March 15, 2012, attached as Annex A thereto (the “Amended and Restated WWI Credit Agreement”), to amend our existing credit facilities to obtain an extension of the maturities of our revolving credit facility and a portion of our term loan facility and obtain term loan commitments for up to an additional $1.45 billion of term loans to fund the Share purchases in the Offer and from Artal. Pursuant to the Amended and Restated WWI Credit Agreement, our credit facilities now consist of a term loan facility and a revolving credit facility summarized below (the “Credit Facilities”).

•

New Term E and Term F Loans. The Amended and Restated WWI Credit Agreement provides for new term loans (the “New Term Loans”) consisting of certain tranche E loans (the “Term E Loans”) and certain tranche F loans (the “Term F Loans”) in an aggregate principal amount of $1.45 billion. The proceeds from the New Term Loans are to be used to fund the Share purchases in the Offer and from Artal. The Term E Loans will mature on the date that is five years after the effective date of the Amended and Restated WWI Credit Agreement (the “Closing Date”), and will amortize in equal quarterly installments of 1.25% through and including December 31, 2013, and 2.5% thereafter, of the original principal amount of the Term E Loans (after giving effect to any drawings to fund the purchase of Shares pursuant to the Offer and the Purchase Agreement) with the first amortization payment to occur on July 2, 2012 and with the balance payable on the maturity date of the Term E Loans. The Term F Loans will mature on the date that is seven years after the Closing Date, and will amortize in equal quarterly installments of 0.25% of the original principal amount of the Term F Loans (after giving effect to any drawing to fund the purchase of Shares pursuant to the Offer) with the first amortization payment to occur on July 2, 2012 and with the balance payable on the maturity date of the Term F Loans.

Borrowings under the Term E Loans will bear interest at an annual rate of LIBOR plus 1.75 – 2.25% per annum, or at our option, the alternate base rate (as defined in the Amended and Restated WWI Credit Agreement) plus 0.75 – 1.25% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement. Borrowings under the Term F Loans will bear interest at an annual rate of LIBOR plus 2.75 – 3.00% per annum, or at our option, the alternate base rate (as defined in the Amended and Restated WWI Credit Agreement) plus 1.75 – 2.00% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement.

Certain prepayments, exchanges and re-pricings of Term F Loans will result in a prepayment premium of 101% on such Term F Loans if such transaction takes place within one year of the Closing Date.

•

Existing Term Loans. The existing tranches of term loans under our term loan facility will continue to mature at various dates from January 26, 2013 to June 30, 2016 and will continue to bear interest at various rates equal to LIBOR plus 0.75% – 2.25% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement. As of the Closing Date, and giving effect to the Amended and Restated WWI Credit Agreement, we have approximately $464.0 million in the aggregate outstanding under these existing tranches of term loans.

•

Revolving Facility. The Amended and Restated WWI Credit Agreement provides for a new tranche of revolving commitments consisting of $262.0 million of extended existing revolving commitments maturing on the date that is five years after the Closing Date, and the $70.7 million of our existing tranche of revolving commitments which have not been extended will continue to mature on June 30, 2014. The revolving credit facility may be used for revolving loans and a portion may be used for letters of credit. In addition to paying interest on outstanding principal under the Credit Facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility with respect to the unused commitments at a rate equal to 0.35 – 0.50% per annum. Outstanding revolving loans under the new tranche of revolving commitments will bear interest at a rate equal to LIBOR plus 1.75 – 2.25% per annum, or at our option, the alternate base rate (as defined in the Amended and Restated WWI Credit Agreement) plus 0.75 – 1.25% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement. Outstanding revolving loans under the existing tranche of revolving commitments will bear interest at a rate equal to LIBOR plus 2.125 – 2.50% per annum, or at our option, the alternate base rate (as defined in the Amended and Restated WWI Credit Agreement) plus 1.125 – 1.50% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement.

Our obligations under the Credit Facilities are secured. Our existing and future domestic subsidiaries have guaranteed the borrowings. Loans outstanding under the Credit Facilities (i) must be prepaid with net proceeds of certain permitted asset sales and (ii) may be prepaid at any time in whole or in part without premium or penalty.

Risks Relating to Higher Leverage. We will incur increased indebtedness in connection with the purchase of Shares in the Offer and from Artal and, as a result, will be more leveraged. We expect to generate the cash necessary to pay our expenses and to pay the principal and interest on all of our outstanding debt from our cash flows provided by operating activities and by opportunistically using other means to repay or refinance our obligations as we determine appropriate. Our ability to pay our expenses and meet our debt service obligations depends on our future performance, which may be affected by financial, business, economic, demographic and other factors, such as attitudes toward weight management and pressure from our competitors. If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or raise equity. In such an event, we may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us or at all. Also, our ability to carry out any of these activities on favorable terms, if at all, may be further impacted by any financial or credit crisis which may limit access to the credit markets and increase the cost of capital.

The Credit Facilities contain customary covenants, including affirmative and negative covenants that, in certain circumstances, restrict our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other payments, including investments, sell our assets and enter into consolidations, mergers and transfers of all or substantially all of our assets. The Credit Facilities also require us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet and satisfy those financial ratios and tests can be affected by events beyond our control and we cannot assure you that we will meet or satisfy those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the Credit Facilities. The Credit Facilities also contain customary events of default. If an event of default exists under the Credit Facilities, the lenders could elect to cease making loans and declare all amounts outstanding thereunder to be immediately due and payable. If the lenders under the Credit Facilities accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.”

ITEM 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is amended and restated as follows:

“If the Offer is fully subscribed, we will purchase $720,000,000 in value of Shares in the Offer and approximately $780,000,000 in value of Shares from Artal pursuant to the Purchase Agreement, such that the aggregate purchase price for the Shares purchased in the Offer and pursuant to the Purchase Agreement will be approximately $1.5 billion. We expect to fund the Share purchases in the Offer and from Artal through borrowings under the Amended and Restated WWI Credit Agreement (as defined below), which was recently amended to, among other things, include new term loan capacity in an aggregate principal amount of up to $1.45 billion.

Bank Credit Facility and New Financing. On March 15, 2012, we entered into the Amendment Agreement among us, the lenders party thereto, JPMorgan Chase Bank, N.A. and Credit Suisse Securities (USA) LLC, as syndication agents, J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Bank of Nova Scotia, as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., as an issuer, and The Bank of Nova Scotia, as administrative agent for the lenders and as an issuer, relating to the Seventh Amended and Restated Credit Agreement dated as of March 15, 2012, attached as Annex A thereto (the “Amended and Restated WWI Credit Agreement”), to amend our existing credit facilities to obtain an extension of the maturities of our revolving credit facility and a portion of our term loan facility and obtain term loan commitments for up to an additional $1.45 billion of term loans to fund the Share purchases in the Offer and from Artal. Pursuant to the Amended and Restated WWI Credit Agreement, our credit facilities now consist of a term loan facility and a revolving credit facility summarized below (the “Credit Facilities”).

•

New Term E and Term F Loans. The Amended and Restated WWI Credit Agreement provides for new term loans (the “New Term Loans”) consisting of certain tranche E loans (the “Term E Loans”) and certain tranche F loans (the “Term F Loans”) in an aggregate principal amount of $1.45 billion. The proceeds from the New Term Loans are to be used to fund the Share purchases in the Offer and from Artal. The Term E Loans will mature on the date that is five years after the effective date of the Amended and Restated WWI Credit Agreement (the “Closing Date”), and will amortize in equal quarterly installments of 1.25% through and including December 31, 2013, and 2.5% thereafter, of the original principal amount of the Term E Loans (after giving effect to any drawings to fund the purchase of Shares pursuant to the Offer and the Purchase Agreement) with the first amortization payment to occur on July 2, 2012 and with the balance payable on the maturity date of the Term E Loans. The Term F Loans will mature on the date that is seven years after the Closing Date, and will amortize in equal quarterly installments of 0.25% of the original principal amount of the Term F Loans (after giving effect to any drawing to fund the purchase of Shares pursuant to the Offer) with the first amortization payment to occur on July 2, 2012 and with the balance payable on the maturity date of the Term F Loans.

Borrowings under the Term E Loans will bear interest at an annual rate of LIBOR plus 1.75 – 2.25% per annum, or at our option, the alternate base rate (as defined in the Amended and Restated WWI Credit Agreement) plus 0.75 – 1.25% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement. Borrowings under the Term F Loans will bear interest at an annual rate of LIBOR plus 2.75 – 3.00% per annum, or at our option, the alternate base rate (as defined in the Amended and Restated WWI Credit Agreement) plus 1.75 – 2.00% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement.

Certain prepayments, exchanges and re-pricings of Term F Loans will result in a prepayment premium of 101% on such Term F Loans if such transaction takes place within one year of the Closing Date.

•

Existing Term Loans. The existing tranches of term loans under our term loan facility will continue to mature at various dates from January 26, 2013 to June 30, 2016 and will continue to bear interest at various rates equal to LIBOR plus 0.75% – 2.25% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement. As of the Closing Date, and giving effect to the Amended and Restated WWI Credit Agreement, we have approximately $464.0 million in the aggregate outstanding under these existing tranches of term loans.

•

Revolving Facility. The Amended and Restated WWI Credit Agreement provides for a new tranche of revolving commitments consisting of $262.0 million of extended existing revolving commitments maturing on the date that is five years after the Closing Date, and the $70.7 million of our existing tranche of revolving commitments which have not been extended will continue to mature on June 30, 2014. The revolving credit facility may be used for revolving loans and a portion may be used for letters of credit. In addition to paying interest on outstanding principal under the Credit Facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility with respect to the unused commitments at a rate equal to 0.35 – 0.50% per annum. Outstanding revolving loans under the new tranche of revolving commitments will bear interest at a rate equal to LIBOR plus 1.75 – 2.25% per annum, or at our option, the alternate base rate (as defined in the Amended and Restated WWI Credit Agreement) plus 0.75 – 1.25% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement. Outstanding revolving loans under the existing tranche of revolving commitments will bear interest at a rate equal to LIBOR plus 2.125 – 2.50% per annum, or at our option, the alternate base rate (as defined in the Amended and Restated WWI Credit Agreement) plus 1.125 – 1.50% per annum, in each case depending on our leverage ratio as set forth in the Amended and Restated WWI Credit Agreement.

Our obligations under the Credit Facilities are secured. Our existing and future domestic subsidiaries have guaranteed the borrowings. Loans outstanding under the Credit Facilities (i) must be prepaid with net proceeds of certain permitted asset sales and (ii) may be prepaid at any time in whole or in part without premium or penalty.

Risks Relating to Higher Leverage. We will incur increased indebtedness in connection with the purchase of Shares in the Offer and from Artal and, as a result, will be more leveraged. We expect to generate the cash necessary to pay our expenses and to pay the principal and interest on all of our outstanding debt from our cash flows provided by operating activities and by opportunistically using other means to repay or refinance our obligations as we determine appropriate. Our ability to pay our expenses and meet our debt service obligations depends on our future performance, which may be affected by financial, business, economic, demographic and other factors, such as attitudes toward weight management and pressure from our competitors. If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or raise equity. In such an event, we may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us or at all. Also, our ability to carry out any of these activities on favorable terms, if at all, may be further impacted by any financial or credit crisis which may limit access to the credit markets and increase the cost of capital.

The Credit Facilities contain customary covenants, including affirmative and negative covenants that, in certain circumstances, restrict our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other payments, including investments, sell our assets and enter into consolidations, mergers and transfers of all or substantially all of our assets. The Credit Facilities also require us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet and satisfy those financial ratios and tests can be affected by events beyond our control and we cannot assure you that we will meet or satisfy those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the Credit Facilities. The Credit Facilities also contain customary events of default. If an event of default exists under the Credit Facilities, the lenders could elect to cease making loans and declare all amounts outstanding thereunder to be immediately due and payable. If the lenders under the Credit Facilities accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.”

ITEM 12. Exhibits.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit Number	Description

(a)(5)(C)	Press Release issued by Weight Watchers International, Inc. on March 15, 2012.

(b)(6)	Seventh Amended and Restated Credit Agreement, dated as of March 15, 2012, among the Company, the lenders party thereto, JPMorgan Chase Bank, N.A. and Credit Suisse Securities (USA) LLC, as syndication agents, J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Bank of Nova Scotia, as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., as an issuer, and The Bank of Nova Scotia, as administrative agent for the lenders and as an issuer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEIGHT WATCHERS INTERNATIONAL, INC.

By:	/s/ Jeffrey A. Fiarman
Name:	Jeffrey A. Fiarman
Title:	Executive Vice President, General Counsel and Secretary

Date: March 15, 2012